

August 28, 2014

Via E-mail
Christopher Cook
Chief Financial Officer
MutualFirst Financial, Inc.
110 E. Charles St.
Muncie, Indiana 47305

Re: **MutualFirst Financial, Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2013
          Filed March 14, 2014
          File No. 000-27905

Dear Mr. Cook:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

December 31, 2013 Form 10-K

Management's Discussion and Analysis of Financial Condition and Results of Operation, Critical Accounting Policies – Deferred Tax Asset, page 63

1. We note your disclosure that your most recent evaluation indicated that it is more likely than not that the deferred tax asset will be fully utilized. We also note that you recorded a deferred tax asset valuation allowance of $1.8 million. Please tell us is detail and clarify your disclosure to explain why you maintain a valuation allowance if your evaluation indicated that it is more likely than not that you will fully utilize your deferred tax asset.

2. We note your disclosure that the valuation allowances established from 2009 through 2013 were the result of capital losses sustained in those years with no tax benefit

recorded. Please provide us all the relevant facts and circumstances related to recording the deferred tax asset valuation allowance and specifically explain how you measured it considering that you only disclose $548,000 in capital losses at December 31, 2013.

Item 11. Executive Compensation, page 147

3. We note that your public float was $81.5 million as of June 30, 2013. Please tell us why your Definitive Proxy Statement does not include your principal financial officer or a fifth most highly compensated employee as named executive officers. Refer to Item 402(a)(3) of Regulation S-K. If you determine that you were required to identify additional named executive officers, please amend your filing to disclose all of the information required by Item 11 of Form 10-K, including but not limited to a complete discussion and analysis of the compensation earned by your named executive officers. Refer to Item 402(b) of Regulation S-K.

4. Further explain why you have only disclosed compensation for the two most recently completed fiscal years. Refer to Item 402(c)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christopher Cook
MutualFirst Financial, Inc.
August 28, 2014
Page 3

You may contact Michael Volley at 202-551-3437 or me at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Dunham at 202-551-3783 or Mike Clampitt at 202-551-3434 with any other questions

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant